Exhibit 99.4

W.D.Von Gonten&Co.	808 Travis, Suite 1200 Houston, Texas 77002	713.224.6333	713.224.6330	www.wdvgco.com
Petroleum Engineering

July 2, 2013

Mr. Robert Herlin
Evolution Petroleum Corp.
2500 City West Blvd. Suite 1300
Houston, Texas 77042

	Re:	Evolution Petroleum Corporation
Estimated Reserves and Revenues
“As of” July 1, 2013

Mr. Herlin:

At your request,  W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to interests in certain oil and gas properties owned by Evolution Petroleum Corporation (Evolution), “As of” July 1, 2013. The properties represented in this report are located in Duval, Fayette, Grimes, and Webb Counties, Texas. All net revenue projections were prepared utilizing mid-year 2013 SEC pricing, as per SEC guidelines.

Summaries of our conclusions, “As of” July 1, 2013, are as follows:

	Net to Evolution Petroleum Corporation
	Proved Developed	Proved	Total	Total
SEC Pricing	Producing	Undeveloped	Proved	Probable

Reserve Estimates
Oil/Cond., Mbbl	59.7	148.8	208.6	530.9
Gas, MMcf	22.8	0.0	22.8	0.0
NGL, Mbbl	8.5	0.0	8.5	0.0
Gas Equivalent, MMcfe	432.3	893.0	1,325.3	3,185.4

Revenues
Oil, $ (98) %	5,716,604	14,495,257	20,211,861	51,704,176
Gas, $ (0.4) %	73,951	0	73,951	0
NGL, $ (1.6) %	333,189	0	333,189	0
Total, $	6,123,743	14,495,257	20,618,998	51,704,176

Expenditures
Ad Valorem Tax, $	234,827	553,139	787,966	1,973,031
Severance Tax, $	253,074	666,782	919,856	2,378,392
Direct Operating Expense, $	1,505,215	3,311,430	4,816,645	11,981,093
Variable Operating Expense, $	1,067,826	3,038,215	4,106,041	10,992,569
Transporation Expense, $	81,293	0	81,293	0
Total, $	3,142,235	7,569,565	10,711,802	27,325,078

Investments including Abandonment
Total, $	64,125	3,021,300	3,085,425	11,178,100

Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	2,471,060	3,904,392	6,375,451	13,200,996
FNR Disc. @ 10%, $	1,806,842	1,857,251	3,664,093	6,118,337

Allocation Percentage by Classification
FNR Disc. @ 10%	49.3%	50.7%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

Purpose of Report – The purpose of this report is to provide Evolution with an estimate of future reserves and revenues attributable to certain oil and gas interests owned by Evolution.

Scope of Work – W. D. Von Gonten & Co. was engaged by Evolution to estimate the reserves and revenues associated with the properties included in this report.  Once the reserves were estimated, future revenue projections were made based on a SEC constant price deck.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229,  Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB)  Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data.  These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.  Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.  Reporting Probable and Possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “As of” date of the report.   In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved and Probable reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections – The attached reserve and revenue projections are on a calendar year basis, with the first time period beginning July 1, 2013 and ending December 31, 2013.

Property Discussion

Evolution’s operations are centered on two sets of assets, the Giddings field area located in central Texas and the Lopez field in south Texas.

Evolution’s first set of assets are located in the Giddings field area spanning over two counties in Texas which include Fayette and Grimes. Within the Giddings field area, there are two reservoirs targeted by Evolution. These two reservoirs are the Austin Chalk and Georgetown. Currently, Evolution is producing from two leases. The net production of these leases is approximately 10 barrels of oil and 18 Mcf of gas per day from the Austin Chalk and Georgetown reservoirs.

Evolution has leased acreage in the South Lopez Unit located in the Lopez field. Lopez field is located on the border of Duval and Webb Counties, Texas. Evolution is currently producing 19 barrels of oil per day from two wellbores and plans to drill 28 wellbores and complete in the Miranda-Jackson reservoir.

Reserves Estimates

Proved Developed Producing – Reserve estimates for the producing properties were based on a combination of the extrapolation of production history and analogy to offset production.  Our future projections of the current producing rates were based on the extrapolation of the previous historical production trends adjusting for the current measured rates.

Proved and Probable Undeveloped – The reserve estimations of the 28 wells (six were Proved locations) scheduled for Lopez field were determined by analyzing the results of the current producing well, current injector well which was put onto production before being converted to disposal and the past two infill drilling programs in the 1970’s and the 1980’s. Initial rates and incremental reserves associated with the additional wells were based on historical production rate increases and test data from the historical infill programs in Lopez field as well as the two currently producing wells.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices. This method renders a price of $91.60 per barrel of oil and $3.44 per MMBtu of gas.

The NGL price that was utilized in this evaluation was based on the historical price received versus the NYMEX basis oil price.   The average historical differential received for NGL volumes was extracted from Percent of Proceeds statements from a twelve month time period from May 1, 2012 through April 30, 2013.

Pricing differentials were applied to all properties, on an individual property basis, in order to reflect prices actually received at the wellhead. The price received for the oil production was represented by Evolution as the NYMEX price with a deduction depending on the oil marketer. Pricing differentials typically account for transportation, geographical differentials, and any marketing bonuses or reductions.

Quality adjustments have been applied based on actual BTU factors for each well.  A shrinkage factor has been applied based on production volumes versus actual sales volumes.  This shrinkage accounts for the generation of natural gas liquids, any line loss, or fuel usage before the actual sales point.

All prices have been held constant throughout the life of the properties.

Lease Operating and Capital Costs

Monthly operating expenses for each well were derived from the average of the 12 month historical cost from May 1, 2012 through April 30, 2013, which were extracted from the profit and loss statements.

Capital costs necessary to perform workover and/or remedial operations were supplied by Evolution for all properties.

All expenses and costs were held constant for the life of the properties with no escalation.

Other Considerations

Abandonment Costs – Cost estimates regarding future plugging and abandonment procedures associated with the remaining properties were supplied by Evolution for the purposes of this report. Based on analysis performed by Evolution, net of salvage, the cost of the plug and abandoning would be $25,000 for the properties located in Giddings field while the scheduled abandonment cost is $10,000 for the properties located in Lopez field. As we have not inspected the properties personally, a third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Additional Costs – Costs were not deducted for depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources – Data furnished by Evolution included basic well information, operating cost, capital cost, ownership, pricing, and production information on certain leases.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report.  The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.  The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the July 1, 2013 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to assist Evolution Petroleum Corporation with this project.

Respectfully submitted,

/s/ William D. Von Gonten, Jr., P.E.
William D. Von Gonten, Jr., P.E.
TX #73244

/s/ Jason P. Warren	W.D.Von Gonten&Co.
Jason P. Warren	Petroleum Engineering TX Lic # F-1855

Qualifications of Reserve Estimator

William D. Von Gonten, Jr, a Registered Texas Professional Engineer, and owner of W.D. Von Gonten and Co. Petroleum Engineering since 1995, is primarily responsible for overseeing the preparation of the reserve report.  His professional qualifications meet or exceed the qualifications of reserve estimators set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  His qualifications include: Bachelors of Science degree in Petroleum Engineering from Texas A & M University 1987; member of the Society of Petroleum Engineers , member of the Society of Petroleum Evaluation Engineers; and more than 24 years of practical experience in estimating and evaluating reserve information and estimating and evaluating reserves.

The technical person primarily responsible for the preparation of the reserve report is Jason Warren, Engineer.  He earned a Bachelor’s of Science degree in Petroleum Engineering at Texas A & M University in 2005. Jason has been employed with W.D. Von Gonten and Co. since graduation in May, 2005. He has more than eight years of experience in the estimation and evaluation of oil and gas reserves. His responsibilities with the company include preparing reserve and economic evaluations, providing engineering support to evaluate drilling locations, recompletion proposals, acquisitions and divestitures and providing reservoir engineering, technical and financial evaluations of O&G assets for various banking and financial institutions.

Jason is also a member of the Society of Petroleum Engineers.

President

September 5, 2013